US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
 US Arma Partners, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of US Arma Partners, LP as of March 31, 2018, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the entity as of March 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on the entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the entity's auditor since 2012. (Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the entity's auditor since 2007.)

EISNERAMPER LLP
San Francisco, California
June 7, 2018



US ARMA PARTNERS, LP
Statement of Financial Condition
March 31, 2018

Assets

Cash	$	338,682
Accounts receivable		30,000
Accounts receivable from affiliate		224,294
Deposits		648
Advances to Registered Representative		101,390
Other current assets		28,185
Fixed assets, net		14,147
Total assets	$	737,346

Liabilities and Partners' Capital

Liabilities

Accounts payable and accrued liabilities	$	84,074
Amounts payable to withdrawing partner		22,870
Bonus payable		86,400
Total liabilities		193,344
Partners' capital		544,002
Total liabilities and partners' capital	$	737,346

See Accompanying Notes to Statement of Financial Statement

1.   Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the members of Arma Partners, LLP ("UK Arma or Affiliate"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Conduct Authority in the United Kingdom. Arma Partners, LLC does not have any capital balance in the Partnership.

Cash

Cash consists of cash in deposit accounts and a money market savings account with two commercial banks which at times may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. At March 31, 2018, the Partnership held £30,683 in a US bank account denominated in British Pounds equivalent to $42,981 US Dollars.

Revenue Recognition

Consultancy and transaction fees are from corporate finance activities, some of which are provided per the terms of respective service agreements. Intercompany service income is earned from providing merger-and-acquisition services to clients of the Affiliate. The service income is recognized as per terms of the service agreement with the Affiliate.

1.   Business and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In May 2014, the FASB issued new accounting guidance, accounting standards update number. 2014-09 ("ASU 2014-09"), revenue from contracts with customers, on revenue recognition.   The new standard provides for a single five-step model to be applied to all the revenue contracts with customers as well as requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows relating to customer contracts. Companies have the option to use either a retrospective approach or a cumulative effect adjustment approach to implement the standard. ASU 2014-09 is effective for annual reporting periods beginning after Dec 15, 2017, including interim periods within that reporting period.   The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU2014-09 framework.   The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard.   The Company had evaluated the potential impacts of the new revenue recognition standards on its Statement of Financial condition and has not identified any material changes in the timing of revenue recognition.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. To the extent deemed necessary, the Partnership maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Partnership considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years.

1. <u>Business and Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

The Partnership elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the partners. Management has concluded that the Partnership is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

<u>Use of Estimates</u>

The process of preparing the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statement. Accordingly, upon settlement, actual results may differ from estimated amounts.

<u>Translation of Foreign Currencies</u>

The books and records of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of the statement of financial condition.

2.   Indemnification

The Partnership enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Partnership has no current claims or losses pursuant such contracts.

3.   Fixed Assets, net

Fixed assets, net consists of the following:

Computer and office equipment	$144,830
Furniture	39,687
	184,517
Accumulated depreciation	(170,370)
Fixed assets, net	$14,147

4.   Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2018, the Partnership had net capital of $142,759 which was $129,869 in excess of its required net capital of $12,890. The Partnership's net capital ratio was 1.3543 to 1.

5. Lease Obligation

The lease agreement for premises in New York was extended on May 23, 2016 to September 30, 2019. Future minimum lease payments under these leases are as follows:

April 2018-March 2019	$236,500
April 2019-September 2019	$118,250
Total	$354,750

6. Related Party Transactions

The Partnership is party to an expense-sharing agreement with UK Arma, under which the Partnership is responsible for a portion of direct and indirect costs incurred in the provision of support services. The direct and indirect costs include a proportion of the office costs and supplies, marketing, legal, professional, and wages of the financial and administrative staff incurred by UK Arma that relate to providing the services to the partnership in accordance with the agreement.

The agreement also provides for the Partnership to reimburse UK Arma for any direct costs and time spent by UK Arma staff and members for performing any services on behalf of the Partnership. The agreement also provides for the Partnership to reimburse UK Arma for the services of consultants who are independent contractors of UK Arma for performing any services on behalf of the Partnership. Similarly, UK Arma also reimburses the Partnership for time spent by the Partnership's staff and partners or for the services of consultants engaged by US Arma for performing any services on behalf of UK Arma. For the year ended March 31, 2018 only direct costs were billed under the expense-sharing agreement.

At March 31, 2018 the Partnership had a receivable from the affiliate of $224,294 representing the amounts due from UK Arma for services provided in accordance with the expense sharing agreement.

7.   Non Financial Instruments Fair Value

ASSETS	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash	$338,682	$338,682	$ -	$ -	$338,682
Cash and securities segregated under federal and other regulations	648		648		648
Receivable from customers	30,000		30,000		30,000
Receivable from affiliate	224,294		224,294		224,294
Receivable from registered representative	101,390		101,390		101,390
TOTALS	$695,014	$338,682	$356,332	$ -	$695,014

LIABILITIES					
Accounts payable, accrued expenses and other liabilities	$170,474	$ -	$170,474	$ -	$170,474
TOTALS	$170,474	$ -	$170,474	$ -	$170,474

8.   Concentrations of Credit Risk

For the year ended March 31, 2018, three customers accounted for approximately 95% of the Partnership's consultancy and transaction fee revenue.

US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2018